UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

BLACKROCK MULTI-STRATEGY HEDGE ADVANTAGE
(Name of Subject Company (Issuer))

BLACKROCK MULTI-STRATEGY HEDGE ADVANTAGE
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Donald C. Burke
BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware  19809
Tel. 1-877-GPC-ROCK

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, NY 10036-6522

March 27, 2008
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $7,686,227.33(a)	Amount of Filing Fee: $302.07(b)

(a)	Calculated as the estimated aggregate maximum purchase price for Units.

(b)	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $302.07
Form or Registration No.:  Schedule TO, Registration No. 005-81218
Filing Party:  BlackRock Multi-Strategy Hedge Advantage
Date Filed:  March 27, 2008
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 27, 2008 by BlackRock Multi-Strategy Hedge Advantage (the “Fund”) in connection with an offer by the Fund to purchase up to 15% of its outstanding Shares from the Shareholders of the Fund on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit B to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, New York time, on April 25, 2008.

2.
8,638,896 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3.	The Valuation Date for the Units tendered was June 30, 2008.

4.           Payment of the repurchase price was made in the form of a promissory note issued to each Shareholder whose tendered Shares were accepted for repurchase by the Fund.  On or about August 13, 2008, the Fund paid such Shareholders $7,590,134 collectively, representing the cumulative amount payable under the promissory notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BLACKROCK MULTI-STRATEGY HEDGE ADVANTAGE

BY:	/s/ Donald C. Burke
Name:	Donald C. Burke
Title:	President and Chief Executive Officer

Date: September 16, 2008